Richard J. Martin Executive Vice President, Finance & Administration, And Chief Financial Officer	Mailing Address P.O. Box 513396 Los Angeles, CA 90051-1396 5200 Sheila Street Commerce, CA 90040 TEL 323.881-4281 FAX 323.729-6601 www.unifiedgrocers.com

March 5, 2010

Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Re:	Unified Grocers, Inc.
Form 10-K for Fiscal Year Ended October 3, 2009
Filed December 17, 2009
Form 10-Q for Fiscal Quarter Ended January 2, 2010
Filed February 16, 2010
File No. 0-10815

Dear Mr. Mew:

This letter sets forth the response of Unified Grocers, Inc. (the “Company”) to the comments in your letter dated February 23, 2010 relating to the Company’s Form 10-K for the fiscal year ended October 3, 2009 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended January 2, 2010 (the “Form 10-Q”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 17, 2009 and January 2, 2010, respectively. For ease of reference, the Company has repeated the staff’s comments below in italics and included its responses directly beneath each comment.

Form 10-K for the Fiscal Year Ended October 3, 2009

Item 1. Business – Company Structure and Organization – Products, page 2

1.	We note from your disclosure of a wide selection of food products that include fresh and frozen meat, produce, dairy and poultry items along with other general merchandise and bakery, etc. We also note your disclosure that you offer certain other support services, including insurance and financing, promotional planning, retail technology, equipment purchasing and real estate services. As such, please state for each period presented the amount or percentage of the total revenues contributed by any class of similar products or services exceeding 10% or more of the consolidated revenues. Refer to Item 101 (C)(1)(i) of Regulation S-K. Similarly, please revise Note 15 – Segment Reporting to provide the enterprise-wide disclosures as required by FASB ASC Topic 280-10-50-38 or explain to us why you are not required to do so.

Unified Grocers, Inc.

File No. 0-10815

March 5, 2010

Response to Comment 1:

Page 2 of the Company’s Form 10-K for the fiscal year ended October 3, 2009 includes a description of the Company’s principal sources of revenues as provided through its Wholesale Distribution segment. The Company identified the principal products and services provided to members and non-members through each of the five divisions within the Wholesale Distribution segment: the Cooperative Division, Southern California and Pacific Northwest Dairy Divisions, and its specialty foods and international subsidiaries.

As requested, in future filings, the Company will enhance its disclosure after the foregoing description to include the following information, using the three past fiscal years for illustrative purposes.

The following table presents percentages of sales revenue by type of similar product, as classified by the Company:

Description	53 Weeks Ended October 3, 2009 Percent of Consolidated Net Sales	52 Weeks Ended September 27, 2008 Percent of Consolidated Net Sales	52 Weeks Ended September 29, 2007 Percent of Consolidated Net Sales
Wholesale Food Distribution Segment
Non-perishable products (1)	XX %	XX %	XX %
Perishable products (2)	XX %	XX %	XX %

Total net sales -Wholesale Food Distribution	99%	99%	99%

Other (3)	1%	1%	1%

Total consolidated net sales	100%	100%	100%

(1)

Consists primarily of grocery, frozen food, deli, ethnic, gourmet, specialty foods, natural & organic products, general merchandise and health and beauty care. Also includes (a) retail support services and (b) products and shipping services provided to Non-Member customers through Unified International, Inc.

(2)	Consists primarily of service deli, service bakery, meat, eggs, produce, bakery, and dairy products.
(3)	Consists of revenues from the Company’s Insurance segment and All Other business activities.

“For the fiscal years ended October 3, 2009, September 27, 2008 and September 29, 2007, products and services distributed through the Company’s Wholesale Distribution segment as disclosed in the foregoing table account for 99% of consolidated total net sales for each of the three respective fiscal years. Non-perishable products within the Wholesale Distribution segment’s revenues include sales of retail support services that comprise less than 1% of

Unified Grocers, Inc.

File No. 0-10815

March 5, 2010

consolidated total net sales for each of the three respective fiscal years. Revenues from the Company’s Insurance segment and All Other business activities account for 1% of consolidated total net sales for each of the three respective fiscal years. See Note 15 – “Segment Reporting” of Notes to Consolidated Financial Statements for additional information.”

Revenues derived from the support businesses referred to on page 2 of the Company’s Form 10-K primarily consist of various retail support services that include sales of tangible products (e.g., retail store and retail business equipment) and services, including promotional planning, retail technology, equipment purchasing and real estate services, which are both individually and on a combined basis, less than 1% of the Company’s total consolidated revenues on an annual and quarterly basis for each of the past three fiscal years. Accordingly, we have combined the revenues from these supporting products and services within the class of grocery and related products in our Wholesale Distribution segment.

Accordingly, in addition to the enhanced disclosures pursuant to Item 101 (C)(1)(i) of Regulation S-K noted in the foregoing discussion, the Company will similarly revise Note 15 – “Segment Reporting,” in future filings, to contain the additional entity-wide disclosures as required by FASB ASC Topic 280-10-50-38 (additional disclosure will be provided prospectively within Note 15, utilizing the fiscal 2009 Form 10-K for illustrative purposes, as indicated in bold italics below):

“The Wholesale Distribution segment includes the results of operations from the sale of groceries and general merchandise products to both Member and Non-Members, including a broad range of branded and corporate brand products in nearly all the categories found in a typical supermarket, including dry grocery, frozen food, deli, meat, dairy, eggs, produce, bakery, ethnic, gourmet, specialty foods and general merchandise products. The Wholesale Distribution segment includes operating results relative to the Seattle Operations subsequent to September 30, 2007 (see Note 2). The Seattle Operations primarily serve retailers throughout Washington, Oregon, Alaska and the Pacific Rim. As of October 3, 2009, the Wholesale Distribution segment represents approximately 99% of the Company’s total net sales and 86% of total assets.”

Non-perishable grocery and related products consist primarily of grocery, frozen food, deli, ethnic, gourmet, specialty foods, natural & organic products, general merchandise and health and beauty care. They also include (1) retail support services and (2) products and shipping services provided to Non-Member customers through Unified International, Inc. Perishable grocery-related products consist primarily of service deli, service bakery, meat, eggs, produce, bakery, and dairy products. Net sales within the Wholesale Distribution segment include $X.X billion, $X.X billion, and $X.X billion, or XX%, XX% and XX% of consolidated total net sales for the fiscal years ended October 3, 2009, September 27, 2008 and September 29, 2007, respectively, attributable to sales of non-perishable grocery and related products, and $X.X billion, $X.X billion, and $X.X billion, or XX%, XX% and XX% of consolidated total net sales, attributable to sales of perishable grocery-related products for each of the foregoing three respective

Unified Grocers, Inc.

File No. 0-10815

March 5, 2010

fiscal years. Wholesale Distribution segment sales also include revenues attributable to the Company’s retail support services, which comprise less than 1% of consolidated total net sales, for each of the foregoing three respective fiscal years.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	Please revise your tabular presentation to include purchase obligations and other long-term liabilities as reflected on your consolidated balance sheet or disclose why these obligations are excluded from the table. Please refer to Item 303(a)(5) of Regulation S-K.

Response to Comment 2:

The Company will revise its tabular presentation disclosure of contractual obligations in future filings to include estimated payments pursuant to its liability for insurance loss reserves and other insurance liabilities. The illustrative additional disclosure within contractual obligations and commercial commitments at October 3, 2009 would include the following:

(dollars in thousands)
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Insurance loss reserves and other insurance liabilities	$50,576	$13,000	$22,555	$7,940	$7,081

Other than including this additional disclosure, the Company believes its tabular presentation disclosure of contractual obligations to be in compliance with Regulation S-K Item 303(a)(5). With the exception of the foregoing, items excluded from the table, but which are included in “Long-term liabilities, other” in the consolidated balance sheet of the Company’s Form 10-K, include future postretirement benefit obligations and asset retirement obligation reserves. Due to the nature and difficulty in forecasting when these obligations may become due, the Company has excluded these items from the tabular disclosure. However, directly below the tabular presentation, the Company has referred the financial statement reader to the amount and nature of its pension benefit obligations by making the following reference: “Obligations under the Company’s now-combined Unified and AG Cash Balance Plans and ESPP are disclosed in Note 12 of Notes to Consolidated Financial Statements in Item 8, ‘Financial Statements and Supplementary Data’.” Inventory purchase commitments are not significant and therefore excluded from the tabular disclosure.

Unified Grocers, Inc.

File No. 0-10815

March 5, 2010

In future Form 10-K filings, the Company intends to disclose beneath its tabular presentation of contractual obligations that the following items have been excluded:

•	Projected funding obligations for the cash balance pension plan and ESPP ($6.4 million and $0.4 million, respectively, projected only through fiscal 2010); and

•	Long-term liabilities for asset retirement obligations ($1.6 million at October 3, 2009).

The reason for excluding each of the foregoing items will also be provided. These reasons are as follows:

•

Projected pension funding obligations – excluded from the contractual obligations table because a reasonably reliable estimate of the timing and amount of future funding obligations cannot be determined due to the uncertainty and variability of actuarial assumptions upon which the determination of such amounts is dependent.

•

Long-term liabilities for asset retirement obligations – excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future asset retirements and related incurrence of expense cannot be determined.

Where applicable, cross-references to the related footnotes will be provided to enable readers to obtain additional information.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 56

3.	Tell us the nature and the components of line item “long-term liabilities, other” as reported in the consolidated balance sheets. To the extent that each component exceeds five percent of the total liabilities, it should be separately stated on the face of the consolidated balance sheets. Refer to Rule 5-02.24 of Regulation S-X.

Response to Comment 3:

In the Company’s Form 10-K for the year ended October 3, 2009, two major categories of long-term liabilities exceed 5% of total liabilities – pension and postretirement benefit liabilities and insurance loss reserves and other insurance liabilities. Pension and postretirement liabilities are disclosed and discussed in detail in Note 12 – “Benefit Plans” and Note 13 – “Postretirement Benefit Plans Other Than Pensions,” respectively, of the Company’s Notes to Consolidated Financial Statements. In addition, long-term insurance reserve liabilities are supplementally disclosed in Note 5 – “Investments,” of the Company’s Notes to Consolidated Financial Statements.

Unified Grocers, Inc.

File No. 0-10815

March 5, 2010

As requested, pursuant to Rule 5-02.24 of Regulation S-X, the Company intends to add the following disclosure in the Notes to Consolidated Financial Statements in future filings on Form 10-K. As permitted under Rule 5-02.24, any item not properly classified in a previously prescribed liability caption that is in excess of five percent of total liabilities should be stated separately, in the balance sheet or in a note thereto.

Long-term liabilities, other are summarized as follows:

(dollars in thousands)
	October 2, 2010				October 3, 2009
	Amount		Percentage of Total Liabilities		Amount	Percentage of Total Liabilities
Pension and postretirement benefit liabilities	$	XXX,XXX	xx.x	%	$136,092	18.7%
Insurance loss reserves and other insurance liabilities		XX,XXX	x.x	%	37,576	5.1%
Other long-term liabilities		XX,XXX	x.x	%	25,580	1.2%

	$	XXX,XXX	xx.x	%	$199,248	27.3%

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies, page 62

Vendor Funds, page 67

4.	We note your disclosures that “[t]he Company adheres to ASC 605, which requires manufacturers’ sales incentives offered directly to consumers that do not meet certain criteria to be reflected as a reduction of revenues in the financial statements of a reseller…certain discounts and allowances negotiated by the Company on behalf of its Members are classified as a reduction in cost of sales with a corresponding reduction in net sales.” In this regard, please tell us and clarify in your disclosures the situation(s) in which you reflected the manufacturers’ sales incentives as a reduction of revenues in your financial statements. Explain to us why such presentation is appropriate in these situations.

Response to Comment 4:

The Company is a reseller of vendors’ product to our customers (generally grocery retailers). Vendors sponsor and fund promotions to encourage the sale of their products.

As a reseller who receives these promotional considerations from vendors, the Company refers to the revenue recognition guidance in ASC 605-50-45, “Other Presentation Matters.” These promotional considerations are received in the form of cash and either represents a reduction in the Company’s cost of sales or a reduction in distribution, selling and administrative expenses as a reimbursement of specific, incremental, identifiable costs incurred on behalf of the vendors. Amounts received from vendors to fund promotional activities associated with the sale of the

Unified Grocers, Inc.

File No. 0-10815

March 5, 2010

vendor’s products are recognized as a reduction in the cost of the related product in accordance with ASC 605-50-45-12, which states “Cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer’s income statement.” Amounts received as reimbursement of specific incremental costs incurred by the Company to sell the vendor’s products are recognized as a reduction of the related cost we incur in accordance with ASC 605-50-45-15, which states in part, “Cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor’s products and shall be characterized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services. If the amount of cash consideration paid by the vendor exceeds the cost being reimbursed, that excess amount shall be characterized in the customer’s income statement as a reduction of cost of sales when recognized in the customer’s income statement.”

Separately, upon recognition of a sale of a vendor’s products to our customers, Unified recognizes the amount of sales incentives paid to our customers, in the form of cash consideration, as a reduction of revenue in accordance with ASC 605-50-45-2, which states that “Cash consideration (including a sales incentive) given by a vendor (reseller) to a customer is presumed to be a reduction of the selling prices of the vendor’s (reseller’s) products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.” Accordingly, the Company records sales incentives, in the form of cash consideration provided to its customers, as a reduction of revenue.

Accordingly, as requested, the Company will enhance its disclosure to Note 1 – “Basis of Presentation and Summary of Significant Accounting Policies – Vendor Funds” in future filings to include the following changes to the disclosure from that filed in its fiscal 2009 Form 10-K (modifications are highlighted in bold italicized text):

Vendor Funds. The Company receives funds from many of the vendors whose products the Company buys for resale to its Members. These vendor funds are provided to increase the sell-through of the related products. The Company receives funds for a variety of merchandising activities: placement of vendors’ products in the Members’ advertising; placement of vendors’ products in prominent locations in the Members’ stores; introduction of new products into the Company’s distribution system and Members’ stores; exclusivity rights in certain categories that have slower-turning products; and to compensate for temporary price reductions offered to customers on products held for sale at Members’ stores.

~~Vendor funds are~~ Consideration received from the Company’s vendors is reflected as a reduction of inventory costs or as an offset to service costs incurred on behalf of the vendor for which the Company is being reimbursed. Amounts recorded as a reduction of inventory costs at the time of purchase are recognized in cost of sales upon the sale of the product and amounts received as reimbursement of specific incremental costs to

Unified Grocers, Inc.

File No. 0-10815

March 5, 2010

sell the vendor’s products by the Company on behalf of the vendor are recognized as a reduction in distribution, selling and administrative expenses. ~~in accordance with ASC Topic 605 “Revenue Recognition” (“ASC 605”) (formerly disclosed as Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor”).~~ Amounts due from vendors upon achievement of certain milestones, such as minimum purchase volumes, are accrued prior to the achievement of the milestone if the Company believes it is probable the milestone will be achieved, and the amounts to be received are reasonably estimable.

As the Company provides sales incentives to its customers, the Company adheres to ASC Topic 605, “Revenue Recognition,” which requires ~~manufacturers’~~ vendors’ (and resellers’) sales incentives, ~~offered directly to consumers that do not meet certain criteria~~ paid in the form of cash consideration to customers, to be reflected as a reduction of revenue in the financial statements of a reseller. ~~Accordingly, certain discounts and allowances negotiated by the Company on behalf of its Members are classified as a reduction in cost of sales with a corresponding reduction in net sales. Vendor funds that offset costs incurred on behalf of the vendor are classified as a reduction in distribution, selling and administrative expenses.~~

* * * *

In connection with this request, the undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please do not hesitate to contact the undersigned at (323) 264-5200 ext. 4281.

Sincerely,

/s/ Richard J. Martin
Richard J. Martin